June 23, 2021

VIA ELECTRONIC DELIVERY

Ms. Jeannette Marshall
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Marshall:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:[1]

- Exhibit C (updated the list of Alternate Directors, the members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC and the Market Structure Committee of MEMX Holdings LLC, and the description of the business or functions of MEMX Technologies LLC);
- Exhibit D (updated to provide the unconsolidated financial statements of MEMX Holdings LLC and MEMX SubCo LLC for the fiscal year ending December 31, 2020, and statements in lieu of financial statements for MEMX Execution Services LLC and MEMX Technologies LLC); and
- Exhibit I (updated to provide the audited financial statements of MEMX for the period from inception (October 3, 2018) through December 31, 2020).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C, D and I currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

[1] This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 6/23/21	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   111 Town Square Place, Suite 520, Jersey City, NJ, 07310

   21000459
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   201-331-7900 (Telephone) 201-331-7904 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner (Name) Chief Executive Officer (Title) 201-331-7902 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon, General Counsel
   111 Town Square Place, Suite 520
   Jersey City, NJ 07310
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6/23/21 (MM/DD/YY) MEMX LLC (Name of applicant)

By: /s/ Anders Franzon (Signature) Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________ (Notary Public)

My Commission expires ______________ County of ________________ State of ______________________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without a notarization.

MEMX LLC
Date of Filing/Accurate as of: June 23, 2021

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

MEMX Holdings LLC

1. *Name:* MEMX Holdings LLC
Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MEMX LLC
Date of Filing/Accurate as of: June 23, 2021

4. *Brief description of nature and extent of affiliation*: MEMX LLC is a subsidiary of MEMX Holdings LLC. MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and indirectly holds the other 0.5% of the equity of MEMX LLC through its 100% ownership of MEMX SubCo LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 99.5% of the equity of MEMX LLC, 99.5% of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of MEMX LLC and 0.5% of MEMX Execution Services LLC) and 100% of MEMX Technologies LLC. MEMX Holdings LLC will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* The Exchange maintains the current Certificate of Formation of MEMX Holdings LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Exchange maintains the current Limited Liability Company Agreement of MEMX Holdings LLC at https://info.memxtrading.com/governance/. This document is accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Directors and Observers of MEMX Holdings LLC.

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

CEO Director: Jonathan Kellner

Nominating Class A Member Directors:

Nominating Class A Member	**Director Name**	**Alternate Director Name**
Banc of America Strategic Investments Corporation	Pankil Patel	Mitsu Narang
BLK SMI, LLC	Hubert De Jesus	Samara Cohen

MEMX LLC
Date of Filing/Accurate as of: June 23, 2021

Citadel Securities Principal Investments LLC	Jamil Nazarali (Chairman)	Donnie Phillips
FMR LLC	Thomas Tesauro	Derrick Chan
Goldman Sachs PSI Global Holdings, LLC	Raj Mahajan	Not currently appointed
Jane Street Group, LLC	Brian Nigito	Mina Nguyen
JPMC Strategic Investments I Corporation	Christopher Berthe	Nikolaos Vasilatos
Strategic Investments I, Inc.	Zheng Wang	Sapna Patel
Virtu Investments, LLC	Douglas Cifu	Andrew Smith

Observers

Appointing Class A Member	**Observer Name**	**Alternate Observer Name**
UBS Americas Inc.	Todd Lopez	Hyder Jaffrey
Wells Fargo Central Pacific Holdings, LLC	C. Thomas Richardson	Niall O'Brien
The Charles Schwab Corporation	Jeffrey Starr	Jason Clague

<u>Officers of MEMX Holdings LLC</u>

The following persons are the officers of MEMX Holdings LLC:

Title	**Name**	**Commencement Date**	**Termination Date**
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Financial Officer	Louise Curbishley	11/25/2019	
Chief Operating Officer	Thomas Fay	6/3/2019	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
Chief People Officer	Lindsay Gilliam	7/1/2019	

General Counsel and Secretary	Anders Franzon	7/1/2019	

Committees of MEMX Holdings LLC

(1) Finance and Audit Committee of MEMX Holdings LLC

The following persons are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Mitsu Narang
Nikolaos Vasilatos

(2) Technology and Operations Committee of MEMX Holdings LLC

The following persons are members of the Technology and Operations Committee of MEMX Holdings LLC:

Andrew Smith, Chair
Brian Nigito
Donnie Phillips

(3) Compensation Committee of MEMX Holdings LLC

The following persons are members of the Compensation Committee of MEMX Holdings LLC:

Doug Cifu, Chair
Jamil Nazarali
Zheng Wang

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following persons are members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC:

Jamil Nazarali, Chair
Mina Nguyen
Sapna Patel

(5) Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Market Structure Committee of MEMX Holdings LLC:

Hubert De Jesus, Chair
Christopher Berthe
Derrick Chan
Todd Lopez (Observer)
Raj Mahajan
Jamil Nazarali
Brian Nigito
Niall O'Brien (Observer)
Sapna Patel
Pankil Patel
Andrew Smith
Jeffrey Starr (Observer)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX SubCo LLC

1. *Name*: MEMX SubCo LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC directly owns 0.5% of the equity of MEMX LLC. In addition, MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.5% of the equity of MEMX LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-3 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-4 is the Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Technologies LLC

1. *Name*: MEMX Technologies LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC is an entity formed for the purpose of holding intellectual property (such intellectual property originally may be developed or licensed by MEMX Technologies or developed by MEMX LLC or MEMX Holdings LLC and assigned to MEMX Technologies LLC).

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-5 is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018 and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-6 is the Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: None. MEMX Technologies LLC's sole member and managing member is MEMX Holdings LLC. Jonathan Kellner is the CEO of MEMX Technologies.

MEMX LLC
Date of Filing/Accurate as of: June 23, 2021

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

<u>MEMX Execution Services LLC</u>

1. *Name*: MEMX Execution Services LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 9, 2019

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC owns 99.5% of MEMX Execution Services LLC, and 99.5% of MEMX LLC. In addition, MEMX Holdings owns 100% of MEMX SubCo LLC, which owns 0.5% MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC will act as the routing broker for the exchange, MEMX LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as <u>Exhibit C-7</u> is the Certificate of Formation of MEMX Execution Services LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as <u>Exhibit C-8</u> is the First Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC dated May 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* The following persons are the directors of MEMX Execution Services LLC:

Name	Commencement Date	Termination Date
Jonathan Kellner	5/19/2020	
Lauren Strathman	5/19/2020	
Quito Zuba	5/19/2020	

The following persons are the officers of MEMX Execution Services LLC:

Title	Name	Commencement Date	Termination Date

MEMX LLC
Date of Filing/Accurate as of: June 23, 2021

Chief Executive Officer	Jonathan Kellner	5/7/2019	
Chief Compliance Officer	Lauren Strathman	10/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	
Controller and FINOP	Megan Sauerwine	2/18/2020	
Chief Financial Officer	Louise Curbishley	7/29/2020	
Head of Market Operations	Quito Zuba	7/29/2020	

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX LLC
Date of Filing/Accurate as of: June 23, 2021

EXHIBIT D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Exhibit D-1 are the unaudited financial statements of MEMX Holdings LLC for the fiscal year ending December 31, 2020.

Attached as Exhibit D-2 are the unaudited financial statements of MEMX SubCo LLC for the fiscal year ending December 31, 2020.

MEMX Execution Services LLC's financial statements have been omitted from Form 1 and are filed separately pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder.

MEMX Technologies LLC is not active and has not been funded; thus, financial statements are not available.

<u>EXHIBIT D-1</u>

Unaudited financial statements of MEMX Holdings LLC
for the fiscal year ending December 31, 2020

MEMX Holdings LLC (Stand-alone)
Statement of Financial Condition
December 31, 2020
Unaudited

Assets	
Cash and cash equivalents	$ 36,638,760
Restricted cash	481,206
Prepaid expenses	120,601
Due from subsidiary	2,732,788
Right of use assets, operating	4,927,863
Other assets	316
Total Assets	**$ 44,901,534**
Liabilities and Members' Equity	
Liabilities:	
Accounts payable	318
Lease obligations, operating	5,362,453
Total Liabilities	**5,362,771**
Total Members' Equity	39,538,763
Total Liabilities and Members' Equity	**$ 44,901,534**

MEMX Holdings LLC (Stand-alone)
Statement of Income (Loss)
Year Ended December 31, 2020
Unaudited

Operating Expenses	
Compensation & benefits	$ 397,990
Professional fees and other services	1,326,164
Travel and promotional expenses	7,495
Other expenses	196,564
Total Operating Expenses	**1,928,213**
Non-Operating	
Interest income	106,415
Total Non-Operating	**106,415**
Net Income (Loss)	**$ (1,821,798)**

<u>EXHIBIT D-2</u>

Unaudited financial statements of MEMX SubCo LLC
for the fiscal year ending December 31, 2020

MEMX SubCo LLC (Stand-alone)
Statement of Financial Condition
December 31, 2020
Unaudited

Assets		
	$	-
Total Assets	**$**	**-**
Liabilities and Member's Equity		
Liabilities:		
Due to subsidiary		2,250
Total Liabilities		**2,250**
Total Member's Equity		(2,250)
Total Liabilities and Member's Equity	**$**	**-**

MEMX SubCo LLC (Stand-alone)
Statement of Income (Loss)
Year Ended December 31, 2020
Unaudited

Operating Expenses		
Professional fees and other services	$	1,500
Other expenses		750
Total Operating Expenses		**2,250**
Net Income (Loss)	**$**	**(2,250)**

MEMX LLC
Date of Filing/Accurate as of: June 23, 2021

EXHIBIT I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached are the audited financial statements of MEMX LLC for the period from inception (October 3, 2018) through December 31, 2020. MEMX LLC has no consolidated subsidiaries.

MEMX LLC

Financial Statements
From Inception (October 3, 2018) through December 31, 2020

With Report of Independent Auditors

MEMX LLC
From Inception (October 3, 2018) through December 31, 2020
Table of Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Auditors

To the Board of Directors and Members of
MEMX LLC

We have audited the accompanying financial statements of MEMX LLC, which comprise the statement of financial condition as of December 31, 2020, and the related statements of income (loss), changes in members' equity and cash flows for the period from inception (October 3, 2018) through December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MEMX LLC at December 31, 2020, and the results of its operations and its cash flows for the period from inception (October 3, 2018) through December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

April 1, 2021

MEMX LLC
Statement of Financial Condition
December 31, 2020

Assets	
Cash and cash equivalents	$ 40,146,707
Restricted cash	3,000,299
Accounts receivable	4,926,717
Prepaid expenses	1,600,553
Due from affiliate	101,435
Property and equipment, net	9,833,317
Right of use assets, financed	7,367,522
Right of use assets, operating	3,888,800
Other assets	64,007
Total Assets	**$ 70,929,357**
Liabilities and Members' Equity	
Liabilities:	
Accounts payable	4,223,879
Accrued expenses	2,719,248
Accrued compensation	3,755,200
Due to parent	2,729,173
Lease obligations, financed	7,338,693
Lease obligations, operating	3,888,800
Total Liabilities	**24,654,993**
Members' Equity:	
Contributed capital	90,227,165
Retained earnings	(43,952,801)
Total Members' Equity	46,274,364
Total Liabilities and Members' Equity	**$ 70,929,357**

MEMX LLC
Statement of Income (Loss)
From Inception (October 3, 2018) through December 31, 2020

Revenues	
Transaction fees	$ 9,042,184
Regulatory fees	1,665,513
Market data fees	1,014,357
Total Revenues	**11,722,054**
Cost of Revenues	
Transaction rebates	$ 10,041,702
Regulatory fees	1,665,513
Total Cost of Revenues	**11,707,215**
Revenues less Cost of Revenues	**14,839**
Operating Expenses	
Compensation & benefits	29,056,323
Professional fees and other services	1,660,330
Regulatory & compliance expenses	382,984
Technology infrastructure	6,701,658
Exchange connectivity	1,947,545
Exchange market data	1,021,526
Facilities costs	893,894
Travel and promotional expenses	136,554
Depreciation and amortization	1,944,239
Other expenses	148,920
Total Operating Expenses	**43,893,973**
Non-Operating	
Interest income	50,878
Interest expense	(124,545)
Total Non-Operating	**(73,667)**
Net Income (Loss)	**$(43,952,801)**

MEMX LLC
Statement of Changes in Members' Equity
From Inception (October 3, 2018) through December 31, 2020

	Contributed Capital	Retained Earnings	Total Members' Equity
January 22, 2019	$ -	$ -	$ -
Cash contributions	77,000,000	-	77,000,000
In-kind contributions	13,227,165	-	13,227,165
Net income (loss)	-	(43,952,801)	(43,952,801)
Balance, December 31, 2020	**$ 90,227,165**	**$ (43,952,801)**	**$ 46,274,364**

MEMX LLC
Statement of Cash Flows
From Inception (October 3, 2018) through December 31, 2020

Cash Flows from Operating Activities		
Net income (loss)	$	(43,952,801)
Adjustments to reconcile net income (loss) to net cash flows from operating activities		
Depreciation and amortization expense		1,944,239
Decrease (increase) in operating assets		
Accounts receivable		(4,926,717)
Prepaid expenses		(1,600,553)
Due from affiliate		(101,435)
Other assets		(64,007)
Increase (decrease) in operating liabilities		
Accounts payable		4,223,879
Accrued expenses		2,719,248
Accrued compensation		3,755,200
Due to parent		2,729,173
Net Cash Used in Operating Activities		**(35,273,774)**
Cash Flows from Investing Activities		
Acquisition of property & equipment		(10,376,608)
Acquisition of leased assets		(8,768,470)
Net Cash Provided by Investing Activities		**(19,145,078)**
Cash Flows from Financing Activities		
Capital contributions received		90,227,165
Lease obligations		8,870,647
Payment of financing lease obligations		(1,531,954)
Net Cash Provided by Financing Activities		**97,565,858**
Increase (decrease) in Cash, Cash Equivalents, and Restricted Cash		43,147,006
Cash, Cash Equivalents, and Restricted Cash, Beginning of Period		-
Cash, Cash Equivalents, and Restricted Cash, End of Period	**$**	**43,147,006**
Balances as of December 31, 2020:		
Cash and cash equivalents	$	40,146,707
Restricted cash		3,000,299
Total Cash, Cash equivalents and Restricted cash	**$**	**43,147,006**
Non-cash financing activities:		
In-kind capital contributions	$	13,227,165
Supplemental disclosure of investing activities:		
Accumulated depreciation included in transferred property & equipment	$	70,691
Supplmental disclosure of cash transactions:		
Cash paid for interest	$	124,545
Cash paid for income taxes		-

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

MEMX LLC (the "Company" or the "Exchange") was organized as a Delaware Limited Liability Company on October 3, 2018. The Company is a subsidiary of MEMX Holdings LLC ("MEMX Holdings") and MEMX SubCo LLC ("MEMX SubCo"), with 99.5% and 0.5% ownership interests, respectively. MEMX SubCo is a wholly owned subsidiary of MEMX Holdings.

The Company was established to create a member-owned equities exchange, focused on creating and promoting a fair, transparent, and efficient experience for all investors. The Exchange offers a simpler platform with features that benefit both retail and institutional investors. The Exchange received regulatory approval from the U.S. Securities and Exchange Commission ("SEC") on May 4, 2020 and launched on September 21, 2020. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO") and is therefore subject to oversight by the SEC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements include all accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), following Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board ("FASB").

Segment reporting

The Company operates as one reportable operating segment, U.S. equities, as further described in the notes to financial statements.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosure of contingent amounts in the financial statements and accompanying notes. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash held at banks and short-term, highly liquid investments which are readily convertible to cash, with original maturities of three months or less. Cash and cash equivalents are on deposit with multiple financial institutions. At times, balances may be in excess of federally insured limits. Management monitors the soundness of the financial institutions and believes the Company's risk is negligible. The Company has not experienced any losses in such accounts.

Restricted cash

Restricted cash includes amounts held in a letter of credit to collateralize the Company's finance leases for technology and office equipment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts receivable

Accounts receivable represent transaction and regulatory fees receivable from member firms. For the purpose of cash settlement, transaction fees and rebates are netted by clearing firm. Amounts receivable from clearing firms are included in accounts receivable and are carried at cost. 100% of amounts receivable from clearing firms at December 31, 2020 were subsequently collected during January 2021, therefore the related allowance was de minimis. Amounts owed to clearing firms are included in accounts payable.

Prepaid expenses

Prepaid expenses consist primarily of software licenses which are amortized over their respective subscription periods.

Property and equipment, net

Property and equipment is recorded at cost and presented less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. In the case of leasehold improvements, the shorter of the original lease term or the useful life is utilized. The Company capitalizes costs of internally developed software incurred during the application development stage. These costs are amortized using the straight-line method over the estimated useful life of exchange infrastructure, generally five years.

The Company reviews remaining estimated useful lives of long lived assets at each balance sheet date and will make adjustments should circumstances indicate that such estimated useful lives have changed.

Leases

The Company determines if an arrangement contains a lease at inception. Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent obligations to make lease payments. Lease ROU assets and liabilities are recognized at commencement date based on the net present value of lease payments over the lease term. The Company's lease agreements may not provide an implicit rate. As a result, the Company will use an implied incremental borrowing rate based on its estimated credit rating and other available market information at lease commencement.

The lease ROU asset reflects any upfront lease payments made as well as lease incentives received. The lease terms may include options to extend or terminate the lease and these are factored into the determination of the ROU asset and lease liability at lease inception when and if it is reasonably certain that the Company will exercise that option.

The Company's lease arrangements may contain lease and non-lease components. Non-lease components have been excluded from the Company's calculations of its ROU assets and lease liabilities.

ROU assets are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of the asset may not be recoverable. No such impairment was recognized during the period ended December 31, 2020.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accrued bonuses

The Company has established target bonus agreements with various employees. The accrued bonuses totaled $3,755,200 at December 31, 2020. This balance reflects the actual payment disbursed in January 2021.

Members' equity

At December 31, 2020, 1,000 units of a single class were issued and outstanding. The Company's profits and losses are allocated to members in accordance with percentage ownership interest and each member's liability is limited to their contribution. During the period, MEMX Holdings contributed $90,227,165 of cash and assets to the Company, of which $451,136 represented the contribution for MEMX SubCo.

Revenue recognition

All revenue presented on the income statement is considered to be revenue from contracts with customers. The Company's significant revenue streams are described below.

Transaction Fees and Rebates - Transaction fees and rebates represent fees charged (or rebated) to members for the performance obligation of executing a trade on their behalf. Fees and rebates are recognized at the point-in-time that a transaction is executed, which is generally the trade date. They are calculated and billed monthly in accordance with the Exchange's published fee schedules. Fees and rebates are assessed per share based on shares executed within fee code categories. No volume discounts are offered. The Exchange is the principal and recognizes transaction fees and rebates on a gross basis, as it is primarily responsible for delivering the respective services being provided, as evidenced by its ability to control the amounts charged (or rebated) to members.

Regulatory Fees - Section 31 of the Securities Exchange Act of 1934 requires that the Exchange pay the SEC a semiannual fee based on the aggregate dollar amount of certain sales of securities executed on the Exchange. Regulatory fees represent fees collected from members to cover those charged to the Exchange by the SEC. Consistent with industry practice, fees are assessed to members based on rates set by the SEC. Fees are recognized at the point-in-time that a transaction is executed, which is generally the trade date. Regulatory fees are calculated and billed monthly. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. As the Exchange is responsible for the ultimate payment to the SEC, it is considered the principal in these transactions and therefore regulatory fees are recorded gross.

Market Data - Market data fees represent fees received from the U.S. tape plans. The U.S. tape plans oversee the collection, consolidation, and dissemination of real-time trade and quote information. Fees from the U.S. tape plans are collected monthly based on published fee schedules and distributed quarterly to the U.S. exchanges. The Exchange is continuously sending data to the U.S. tape plans, therefore, revenue is recognized over time. The Exchange is deemed to act as an agent, therefore, market data revenue is booked net of any service costs assessed by the U.S. tape administrators.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company is a limited liability company which is taxed as a partnership for U.S. tax purposes. No provision for applicable income taxes is made in the financial statements as the Company is treated as a pass-through entity for federal, state and local income taxes.

As of December 31, 2020, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, Income Taxes (“ASC 740”), and accordingly, management has concluded that no additional ASC 740 disclosures are required.

As of December 31, 2020, the Company’s tax returns are subject to examination by tax authorities for 2019.

Compensation and benefits

Compensation and benefits consist of the following for the period ended December 31, 2020:

Bonuses	$	12,915,320
Salaries		13,955,070
Other compensation & benefits		2,185,933
Total compensation & benefits	$	29,056,323

Professional fees and other services

Professional fees and other services consist primarily of advisory and consulting services. These include legal, audit, tax, and fundraising advisory services as well as marketing and talent acquisition services.

Technology infrastructure

Technology infrastructure consists primarily of expenses related to the development and maintenance of both our exchange and enterprise architecture. These include datacenter colocation, software, and technical consulting expenses.

Recently adopted and new accounting pronouncements

In February 2016, the FASB issued guidance introducing a new lease model which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new guidance establishes a right-of-use model (ROU) that requires a lessee to recognize an ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. The Company adopted the standard for the period ended December 31, 2020. Other than the Company's statement of financial condition, the adoption of the new standard had no material impact on its financial statements.

In June 2016, the FASB issued guidance on the measurement of credit losses on financial instruments. This standard amended guidance related to reporting credit losses for financial assets measured at amortized cost and replaced the incurred loss impairment model with a current expected credit loss (CECL) model. CECL requires a company to estimate lifetime expected credit losses based on relevant information about historical events, current conditions and reasonable and supportable forecasts. The Company adopted the standard for the period ended December 31, 2020. The Company’s adoption of the new standard had no impact on its financial statements and related disclosures.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2020:

Exchange infrastructure	$	7,223,970
Leasehold improvements		1,660,393
Furniture & equipment		591,584
Software		853,735
Website		117,617
Total cost of property and equipment	$	10,447,299
Accumulated depreciation		(613,982)
Property and equipment, net	$	9,833,317

During the period ended December 31, 2020, property and equipment depreciation expense of $442,176 and internally developed software amortization of $101,115 were charged to operations. Additionally, during the period, assets of $1,236,470 with accumulated depreciation of $70,691 were transferred to the Company from MEMX Holdings. At December 31, 2020, unamortized internally developed software costs totaled $2,083,680.

4. LEASES

Finance leases - The Company enters into finance leases for technology and office equipment ranging from three to five years. These leases include the option to extend for an additional term and a purchase option at market price at the end of the term. Interest expense under financing leases for the period ended December 31, 2020 was $124,545.

Operating leases – The Company has determined that certain of its vendor colocation arrangements contain operating leases. Such arrangements contain automatic renewals, subject to 30-90 day written notice periods for termination. Colocation lease expenses are recognized as incurred.

The following table provides supplemental balance sheet information related to the Company’s finance and operating leases at December 31, 2020:

	Finance Leases		Operating Leases	
Assets:				
Lease assets	$	7,367,522	$	3,888,800
Liabilities:				
Current lease liabilities	$	1,962,626	$	822,489
Non-current lease liabilities		5,376,067		3,066,311
Total lease liabilities	$	7,338,693	$	3,888,800

4. LEASES (continued)

The following table summarizes that Company's lease cost for the period ended December 31, 2020:

		Period Ended December 31, 2020
Operating lease cost	$	617,980
Finance lease cost:		
Amortization of right-of-use assets	$	1,400,948
Interest on lease liabilities		124,545
Total Finance lease cost	$	1,525,493

Supplemental weighted-average information related to leases was as follows:

Weighted-average remaining lease term (years):	
Finance leases	3.9
Operating leases	4.8
Weighted-average discount rate:	
Finance leases	2.25%
Operating leases	2.25%

As of December 31, 2020, maturities of lease liabilities were as follows:

		Finance Leases		Operating Leases
2021	$	2,107,589	$	851,474
2022		2,104,729		868,504
2023		1,619,704		885,874
2024		1,400,686		903,591
2025		439,423		691,248
Thereafter		-		-
Total lease payments		7,672,131		4,200,691
Less imputed interest		333,438		311,891
Total	$	7,338,693	$	3,888,800

5. REVENUE

The following tables summarize 2020 revenue recognized from contracts with customers by recognition pattern:

	Point-in-time		Over time	
Revenues:				
Transaction fees	$	9,042,184	$	-
Regulatory fees		1,665,513		-
Market data fees		-		1,014,357
Total revenues	**$**	**10,707,697**	**$**	**1,014,357**
Cost of revenues:				
Transaction rebates		10,041,702		-
Regulatory fees		1,665,513		-
Total cost of revenues	**$**	**11,707,215**	**$**	**-**
Revenues less cost of revenues	**$**	**(999,518)**	**$**	**1,014,357**

During the period ended December 31, 2020, five trading members accounted for 70% of the Company's transaction fee revenues and 90% of the Company's transaction fee rebates.

6. REGULATORY REQUIREMENTS

SROs in the securities industry are an essential component of the regulatory structure of the Exchange Act, for providing fair and orderly markets and protecting investors. As a registered national securities exchange, the Exchange is an SRO. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is subject to a variety of obligations applicable to all national securities exchanges, including Section 17 of the Exchange Act, which imposes record-keeping obligations, and SEC Rule 6b-2, which requires the Exchange to file certain information with the SEC, including audited and unaudited financials of the Company.

7. COMMITMENTS AND CONTINGENCIES

The Company has lease arrangements for technology, office equipment, and certain colocation arrangements that expire at various dates through 2030. See Note 4 for details of lease related assets, liabilities, and expenses.

From time to time, the Company may become involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that management believes could have a material effect on results of operations, cash flows, or financial condition.

8. RELATED PARTY TRANSACTIONS

The Company holds approximately $15,144,900 of its cash and cash equivalents balance in checking and saving accounts at an affiliate of one of the equity members of MEMX Holdings. Additionally, its restricted cash balance is held at the same institution. Interest income of $48,827 has been earned on these accounts since inception.

Certain equity members of MEMX Holdings, or affiliates of such equity members, are also trading members of the Exchange. During the period ended December 31, 2020, such equity members or their affiliates accounted for 68% of the Company's transaction fee revenues and 70% of the Company's transaction fee rebates.

The Company is party to an intercompany agreement with MEMX Holdings, whereby MEMX Holdings shall guarantee adequate funding for the Company's operations. In accordance with the agreement, the Company shall receive all member and market data fees and, at its discretion, shall remit to MEMX Holdings any excess non-regulatory funds. To date, no such payments to MEMX Holdings have been made.

The Company is party to an expense sharing arrangement with MEMX Holdings and an affiliated routing broker-dealer, MEMX Execution Services LLC ("MEMX ExS"), whereby support services and certain operating expenses are allocated to MEMX ExS. Additionally, the Company may pay vendors for direct expenses on behalf of MEMX Holdings and MEMX ExS.

At December 31, 2020, amounts due from affiliate include allocated expenses of $42,814 and direct expenses paid on behalf of MEMX ExS of $58,621. At December 31, 2020, amounts due to parent include $3,000,000 paid by MEMX Holdings to collateralize the Company's letter of credit, offset by expenses paid on behalf of MEMX Holdings of $270,827. The Company intends to reduce the amount due to parent by continuing to pay vendors on behalf of MEMX Holdings.

9. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures or adjustments or both resulting from subsequent events from the date of the financial statements through April 1, 2021, the issuing date of the financial statements. Other than the events described below, the Company determined that there were no additional subsequent events that require disclosure or adjustment.

While the COVID-19 continues to cause economic uncertainties, management does not anticipate any significant negative implications as a result of this pandemic.